FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 8, 2007

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒   Form 40-F   ☐

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐   No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-         )

Enclosure:  Press Release dated November 6, 2007

Corporate Express NV

For more information:
Media Relations:
+31 (0)20 651 10 34
PRESS RELEASE
Investor Relations:
+31 (0)20 651 10 42

www.cexpgroup.com

Amsterdam, the Netherlands, Tuesday 6 November 2007

CORPORATE EXPRESS Q3 2007: Good performance in Europe and North American sales broadly in line with market

Strategic initiatives and organisational changes being implemented to transform company

†         Net sales up 7% at constant rates to EUR 1,575 million

†         Organic sales growth 2%, excluding ASAP Software; North America -1%, Europe +7%

†         Net result EUR 16.2 million (Q3 2006 EUR 32.3 million)

†         Implementation of announced strategic initiatives under way

FINANCIAL HIGHLIGHTS

Amounts in EUR million	Q3 2007	Q3 2006	Δ in EUR	Δ at constant rates
Net sales	1,574.7	1,520.7	3.6%	7.3%
Gross contribution	461.3	448.5	2.8%	6.2%
Operating result (EBIT)	43.3	63.6	(31.9)%	(31.4% )
Net result	16.2	32.3
Net result per ordinary share (in Euro)	0.09	0.18

PETER VENTRESS, CEO CORPORATE EXPRESS

“We are encouraged by the strong performance of Europe, Australia and Printing Systems. Organic growth for Europe was 7% in Q3 with above average performance in the mid-market. In the US we have been busy simplifying our organisation and energizing the sales effort. Having stabilized our service capabilities there is still work to be done in the coming quarters and all efforts are focussed on this. North American organic growth of -1% is more or less in line with market growth. Although market conditions in the third quarter trended in line with the second quarter, we remain cautious regarding US market conditions.

While market growth - driven largely by GDP developments - is fundamental, we firmly believe the main growth drivers to be our own efforts in growing our share of wallet; improving category offering; building a stronger mid-market position; and strengthening our geographic footprint. Over the coming months we will take significant steps to transform the organisation into a more operationally focused business. Our third quarter results which demonstrate pressure on gross contribution and the demanding circumstances in the US serve only to emphasise the importance of the strategic initiatives we have embarked upon.

The past weeks we have put considerable effort in explaining our strategic initiatives in road shows to our shareholders, employees and customers. I am pleased to report that these audiences have been receptive to our “Focus. Execute. Deliver.” approach. In the coming months we will further implement the announced organisational changes, centralising key support functions and re-directing marketing and sales groups. Sales excellence programmes are already running in the US, UK and Germany to strengthen our capabilities in winning greater share of wallet among our large clients and in revitalising our approach to the key mid-market sector.

Clearly we cannot expect instant results from these key strategic initiatives but as we have previously stated we would expect to see the results of our operational improvements coming through during 2008.

Once we have implemented the new organisational structure and built up momentum in implementing our strategic initiatives I am very confident that Corporate Express is well positioned to grow.”

FOCUS. EXECUTE. DELIVER.

At the end of the third quarter we announced the outcome of our strategic review. Corporate Express is well positioned in an attractive, increasingly global market, although we have to improve drastically on operational execution and performance. Management therefore is implementing a series of strategic initiatives and organisational changes.

To focus efforts, four key strategic priorities have been identified that will deliver profitable growth.

•                  Increase share of wallet of large customers

•                  Improve category offering

•                  Grow mid-market share

•                  Strengthen geographic footprint

To support the operational focus a newly formed Executive Management Group will lead the company operationally. Next to the Executive Board members, it consists of senior geographical and functional leaders. Through this team we will be able to better share best practices and improve overall cost efficiency. Clear, specific targets and key performance indicators will be applied throughout the company.

Corporate Express is confident that these changes and initiatives will result in average annual organic sales growth of at least 6% for Global Office Products for the period 2008-2010. Although growth in the US office supplies market is currently subdued, European markets are showing a healthy development. Given our business model and sales growth targets the company will be able to generate EBITDA-margins of at least 7% for our Global Office Products business, including overhead costs.

OPERATIONAL FOCUS - LOGISTICS

Our ability to deliver office supplies to our customers is supported by an extensive, state-of-the-art logistics backbone. Technologies like Pick-to-Cart, Pick-to-Voice and RFID support our handling processes in our distribution centres. Using mobile Proof-of-Delivery enables our US drivers to capture signatures electronically, improving the visibility and service for our customers regarding their deliveries.

After proving itself extensively in our US operations, technologies such as Pick-to-Voice are utilised in our European and Australian operations as well, showing the benefits of being a global player.

Logistics is one of our key capabilities. Therefore continued investments are made in new technologies and capacity to support the quality and efficiency of our operations in addition to emphasis on capacity utilisation.

In the United States we currently have 25 distribution centres supported by an extensive fleet of leased delivery trucks allowing for next-day delivery. We are on track with the consolidation of four distribution centres into two new ones before year-end, allowing for an optimal coverage of all regions and cities through 23 centres.

In Germany the construction of a new distribution centre in Waldlaubensheim has started. Our existing distribution centres will be consolidated in this leading-edge 45,000 square meter facility utilising proven technologies such as Pick-to-Cart and Pick-to-Voice. Substantial operating costs benefits are expected due to increased efficiency, providing a strong platform to drive German sales growth.

In Australia, in the second half of 2008 a new 40,000 square meter state-of-the-art distribution centre in New South Wales will become operational consolidating six separate existing facilities. Benefits include cost savings through consolidation, improved efficiency and a central cross-dock facility for our network.

Analyst & Investor conference call

A live audio web cast of the Analyst & Investor conference call - starting at 10 a.m. CET today - can be accessed via www.cexpgroup.com within the investor relations section under “Presentations”. The presentation and a Podcast will be available on our web site. To listen to the conference call you can also dial: +31 20 707 55 02.

For more information
Analysts / investors:	Press / general inquiries:
Carl Hoyer	Anneloes Geldermans
Telephone: +31 (0)20 651 10 42	Telephone: +31 (0)20 651 10 34
carl.hoyer@cexpgroup.com	anneloes.geldermans@cexpgroup.com

FINANCIAL PERFORMANCE

Net sales increased to EUR 1,575 million, an increase of 7.3% at constant rates. Organic growth excluding ASAP Software was 2%. Total organic growth amounted to 5%. Gross contribution increased to EUR 461.3 million, up 6.2% at constant rates.

Global office products eCommerce sales on an annualised basis amounted to EUR 2.5 billion. In North America for example, approximately 80% of our office products sales is ordered electronically with the vast majority via E-Way, our proprietary on-line ordering systems.

Operating result decreased to EUR 43.3 million, reflecting lower underlying profitability in North America, higher costs at Corporate and higher reported special items versus prior year. Increased profitability in Europe, Australia and Printing Systems could not fully offset these factors. Special items of EUR 13.6 million mainly relate to the previously announced cost reduction at US headquarters and providing for the planned consolidation of our German distribution centres. Excluding special items, operating result amounted to EUR 56.9 million, a 15.5% decrease at constant rates.

Net financing costs were EUR 32.6 million compared to EUR 21.5 million in the third quarter 2006. Fair value changes had a negative year-on-year impact of EUR 7.1 million (Q3 2007: EUR 5.2 million negative versus positive EUR 1.9 million in Q3 2006). Cash interest rose to EUR 22.1 million, a year-on-year increase due to several acquisitions such as ATG, but in line with the second quarter. Other financial results include EUR 11.0 million book profit on the sale of Veenman Germany and the minority result of Corporate Express Australia of EUR 4.3 million negative.

Net result was EUR 16.2 million. Excluding fair value changes, amortisation intangibles and special items, EPS was EUR 0.13 (Q3 2006: EUR 0.19).

GLOBAL OFFICE PRODUCTS

North America	Q3 2007	As % of sales	Q3 2006	As % of sales	Δ in EUR	Δ at constant rates
Net sales	738.5		784.8		(5.9)%	0.8%
Organic growth	(1)%
Gross contribution	238.4	32.3%	262.0	33.4%	(9.0)%	(2.6)%
Operating result	14.1	1.9%	39.3	5.0%	(64.2)%	(62.0)%

Europe	Q3 2007	As % of sales	Q3 2006	As % of sales	Δ in EUR	Δ at constant rates
Net sales	311.1		220.2		41.3%	40.8%
Organic growth	7%
Gross contribution	104.9	33.7%	68.2	31.0%	53.7%	53.1%
Operating result	8.9	2.9%	1.8	0.8%	387.0%	386.4%

Australia	Q3 2007	As % of sales	Q3 2006	As % of sales	Δ in EUR	Δ at constant rates
Net sales	207.9		193.0		7.7%	4.0%
Organic growth	1%
Gross contribution	65.9	31.7%	58.5	30.3%	12.7%	8.7%
Operating result	16.4	7.9%	15.3	7.9%	7.6%	3.8%

In North America sales grew 0.8% at constant rates. By posting -1% organic growth, our North American operations performed more or less in line with the market. Despite modest price inflation in certain product categories such as paper, we estimate growth in the US office supplies market to be flat to slightly negative, driven by reduced spending on discretionary items and a decelerating growth of white-collar employment. Employment growth seems to be strongest in the small and mid-sized market with employment growth in large account segment stagnating in the last half year.

This reduced spending on discretionary items is evident in our furniture sales, which continued to be soft. Office supplies sales declined in the third quarter, whereas facility showed double-digit sales growth.

In the US, six months ago we initiated our plans to simplify our organisation, stabilise our service capabilities and re-energise the sales force. Solid progress has been made on all these. Having stabilized our service capabilities, there is still work to be done in the coming quarters and all efforts are focussed on this.

Canada continued to grow market share. The different customer segments performed well, driven by solid growth in office supplies as well as in facility and furniture. One of our key strategic initiatives is to strengthen our geographic footprint, as evidenced by acquiring Ontario-based Davenport. The company is performing as expected and has been consolidated per September.

North American gross contribution declined 2.6% at constant rates as a consequence of difficulties in fully passing on supplier price increases and reduced rebate income due to lower volumes in office products activities. These could not be fully offset by improvements in private brand sales - currently 31% of sales - and our preferred supplier initiative.

Operating result was EUR 14.1 million. Excluding special items, operating result declined 39.2% at constant rates to EUR 24.3 million. Special items of EUR 10.2 million were included mainly for the previously announced cost reduction at the US headquarters.

As previously stated, in the fourth quarter we expect organic growth to be in line with market growth.

In Europe, net sales increased 40.8% at constant rates to EUR 311.1 million. Organic growth for Europe was 7% in Q3 versus 5% in the previous quarter. All of our main countries performed well with above average performance in mid markets. Large clients performed well with continued strong sales growth in facility products. In Germany we saw a strong furniture performance. The mid market realised strong sales growth in the Nordics, Germany and the UK.

The centralisation of our merchandising function continues to bear fruit. New methods to manage product categories have been introduced with the aim of delivering the best products to our customers in the most cost-efficient way. All major product groups achieved growth compared to Q3 last year with clear double digit in facility products and strong furniture growth.

Gross contribution increased 53.1 % at constant rates to EUR 104.9 million. Gross contribution margin improved to 33.7% benefiting from the inclusion of ATG and our centralised merchandising.

Special items of EUR 3.4 million were recorded, providing for the closure of the Stuttgart distribution centre which is planned for mid 2008. Excluding special items operating result amounted to EUR 12.3 million. This represents an operating margin of 3.9%, a clear improvement compared to last year’s third quarter EBIT-margin (before special items) of 0.9%. Most of the improvement is due to strong performance in the Nordics and the UK and a continued improvement in operating profits in Germany.

For the fourth quarter, continued organic sales growth is expected in Europe, driven by our strategic initiatives and supported by solid macro-economic conditions. Those improvements in sales, the centralisation and ongoing merchandising developments efforts should result in significantly higher sales and operating result for 2007 and beyond.

In Australia, net sales increased 4.0% at constant rates to EUR 207.9 million with organic growth being 1%. Continued success is recorded in rolling out the advanced single source model and in further expansion into the medium and small sized market.

Gross contribution increased 8.7% at constant rates, resulting in further 140 basis points gross margin expansion to 31.7%. Operating expenses increased with the inclusion of recent acquisitions that have yet to be integrated. Operating result was up 3.8% at constant rates, in line with sales growth.

We are confident that the single source model will allow us to maintain and grow market share positions. Our focus on the back-end of the business will continue to drive incremental operational and supply chain improvements.

PRINTING SYSTEMS - includes Graphic Systems and Veenman

Amounts in EUR million	Q3 2007	As % of sales	Q3 2006	As % of sales	Δ in EUR
Net sales	136.6		142.6		(4.2)%
Organic growth	4%
Gross contribution	38.5	28.2%	44.5	31.2%	(13.4)%
Operating result	8.5	6.2%	5.4	3.8%	56.1%

The sale of Veenman Germany was completed per late October. Economic ownership, as contractually agreed upon, moved to Konica Minolta per 31 May. Therefore, third quarter results also include the reversal of Veenman Germany’s June results (reported reduction as follows: sales EUR 3.2 million, gross contribution EUR 1.9 million, operating result EUR 0.2 million). A book profit of EUR 11.0 million has been realised.

Excluding Veenman Germany, net sales increased 4% to EUR 136.6 million. Sales growth in the graphical business was driven by a healthy increase in the sale of printing presses, with Belgium and Italy showing the highest growth. The new large format press continues to be well received in the market and gives an extra impulse to this year’s sales. Third quarter order intake was lower than the same quarter last year resulting in a modest sequential decline of the order portfolio at the end of the quarter.

Gross contribution declined 13.4% to EUR 38.5 million. Gross contribution margin decreased to 28.2% reflecting relatively strong growth of lower-margin machine sales and the deconsolidation of Veenman Germany. Operating result increased to EUR 8.5 million, a 6.2% operating margin.

We expect the fourth quarter performance to be about in line with last year’s.

ASAP SOFTWARE - expected closing per mid November 2007

Amounts in EUR million	Q3 2007	As % of sales	Q3 2006	As % of sales	Δ in EUR	Δ at constant rates
Net sales	180.6		180.2		0.2%	7.2%
Organic growth	29%
Gross contribution	13.5	7.5%	15.2	8.4%	(11.1)%	(5.2)%
Operating result	1.5	0.8%	2.7	1.5%	(43.5)%	(38.4)%

As announced early August, an agreement has been signed with Dell on the sale of ASAP Software for USD 340 million. The expected closing is per mid November with EU approval as one of the last conditions to be met. Proceeds of around USD 300 million will be used to pay down debt. The book profit of about EUR 70 million will be included in our fourth quarter results under Other Financial Results.

CORPORATE

‘Corporate’ operating result amounted to EUR 6.0 million negative (Q3 2006: EUR 0.9 million negative). This includes operating costs of EUR 10.6 million (Q3 2006: EUR 5.5 million) for ‘Holdings’ as well as the net surplus of the funding side of our defined benefit pension plans relating to inactive members. The increase in ‘Holdings’ partly resulted from costs associated with the completed strategic review.

A net contribution of EUR 4.6 million, in line with last year’s third quarter, was recorded for the expected return on plan assets and interest on the pension obligations. The coverage ratio of the Dutch pension fund amounted to 155% per the end of September.

For the full year 2007 we expect to record a net contribution of approximately EUR 13 million for the expected return on plan assets and interest on the pension obligations and the accounting effect of the classification of a defined contribution plan as a defined benefit plan. Operating costs for ‘Holdings’ are expected to be about EUR 33 million.

SPECIAL ITEMS

In the third quarter special items totalling EUR 13.6 million have been included in the operational result. EUR 3.4 million relates to a provision for the planned consolidation of our German distribution centres. EUR 10.2 million relates to the previously announced cost reduction at US headquarters. In the upcoming quarters we expect to record additional special items of about EUR 5 million related to the consolidation of the German distribution centres (mostly a provision for to be terminated lease obligations) and, as previously announced, about EUR 5 million in North America.

Other financial results include EUR 11.0 million book profit on the sale of Veenman Germany.

DEPRECIATION PP&E, AMORTISATION OTHER INTANGIBLES AND CAPEX

In the third quarter depreciation of PP&E and software was EUR 22.4 million, amortisation of other intangibles was EUR 3.3 million and capex amounted to EUR 13.9 million.

For 2007 capital expenditure is expected to be around EUR 85 million (2006: EUR 78.5 million) and depreciation to be around EUR 90 million (2006: EUR 93.9 million). Amortisation of other intangibles is expected to be EUR 12 million (2006: EUR 5.2 million).

PROFIT TAXES

In the third quarter profit taxes amounted to EUR 1.2 million (Q3 2006: EUR 4.9 million). The tax effect on special items was EUR 4.1 million positive. Underlying taxes were EUR 5.0 million, excluding fair value effects, special items, amortisation of other intangibles and dividend on Preference Shares A, reflecting an effective tax rate of 14.1%. Cash tax payments were EUR 3.1 million in the third quarter.

For full year 2007 cash tax payments are estimated to be around EUR 35 million (2006: EUR 32.3 million). The effective tax rate, excluding any fair value effects, exceptional items, amortisation of other intangibles and dividend on Preference Shares A, is expected to be around 15% for 2007 and about 20-25% in the medium term.

CASH FLOW AND RETURN ON CAPITAL EMPLOYED (ROCE)

Cash flow available from operational activities amounted to EUR 154.6 million in the third quarter. For the last twelve months, cash flow available from operational activities amounted to EUR 380.0 million. Average working capital as a percentage of sales (on a four-quarter rolling average) was 9.9% (Q2 2007: 9.7%). Return on capital employed (before goodwill and special items) was 26.3% (Q3 2006: 30.1%). Including goodwill and special items, RoCE was 7.1% (Q3 2006: 10.7%).

NET DEBT, FINANCIAL COSTS AND FAIR VALUE CHANGES

Net interest-bearing debt decreased to EUR 1,361 million at the end of September 2007 versus EUR 1,456 million at 30 June 2007. The translation effect related to the depreciation of the US dollar versus the Euro decreased net interest-bearing debt by EUR 38 million in the third quarter. The leverage ratio (net interest-bearing debt excluding Preference Shares A and financing fees divided by EBITDA) was 3.6 times versus 3.7 times in the previous quarter.

For the third quarter, net financing costs were EUR 32.6 million (Q3 2006: EUR 21.5 million). EUR 2.8 million of these costs related to the dividend on Preference Shares A. Cash interest was EUR 22.1 million (Q3 2006: EUR 17.8 million) and non-cash interest amounted to EUR 2.5 million (Q3 2006: EUR 2.8 million).

For full year 2007, we project cash interest expenses (including dividends on Preference Shares A) of around EUR 95 million (2006: EUR 81.6 million). The total impact of fair value changes in the third quarter, net of tax, was EUR 5.4 million negative (Q3 2006: EUR 1.7 million positive).

-----

Financial calendar
Publication fourth quarter results 2007:	Friday 22 February 2008
Annual General Meeting of Shareholders 2007:	Tuesday 8 April 2008
Publication first quarter results 2008:	Wednesday 7 May 2008
Publication second quarter results 2008:	Wednesday 6 August 2008
Publication third quarter results 2008:	Wednesday 5 November 2008

For more information
Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Anneloes Geldermans	Telephone: +31 (0)20 651 10 34
anneloes.geldermans@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of Presentation

•                  The financial information presented is unaudited.

•                  Details of our IFRS-based accounting principles are included in the Annual Report 2006, which is available on our website, www.cexpgroup.com

•                  Neither depreciation nor amortisation is allocated to ‘Purchase value trade goods sold’.

•                  Changes in the fair value relate mostly to exchange results due to translation of long-term internal and external borrowings.

•                  During the course of a year, certain events take place that may be infrequent or of a size (such as restructuring, refinancing activities, impairments) that reporting the impact on the financial performance separately as special items provides the opportunity to give a more operationally oriented view on the (underlying) results of the business.

•                  Non-GAAP measures: figures are also presented excluding changes in fair values, amortisation of intangibles, and special items. Corporate Express regards these figures as key performance indicators increasing the transparency of the reporting.

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days and any movements between gross-based sales and net-based sales for similar activities from a customer perspective (‘imputed sales’). We use ‘organic’ sales analysis in conjunction with constant exchange rates analysis, to give a measure of the underlying year-on-year growth.

CONSOLIDATED INCOME STATEMENT	3rd quarter		January - September
in millions of euro	2007	2006	2007	2006
Net sales	1,574.7	1,520.7	4,769.3	4,641.3
Purchase value trade goods sold	(1,113.4)	(1,072.2)	(3,340.7)	(3,259.0)
Gross contribution	461.3	448.5	1,428.6	1,382.3
Operating costs	(392.4)	(363.1)	(1,202.5)	(1,135.2)
Depreciation PP&E and Software	(22.4)	(21.2)	(65.6)	(69.4)
Amortisation other intangibles	(3.3)	(0.6)	(9.4)	(1.6)
Operating result (EBIT)	43.3	63.6	151.2	176.2
Net financing costs *	(32.6)	(21.5)	(87.6)	(69.2)
Result before profit tax	10.6	42.0	63.6	107.0
Profit tax	(1.2)	(4.9)	(12.0)	(19.1)
Other financial results	6.7	(4.9)	(1.8)	(6.1)
Net result	16.2	32.3	49.7	81.7

Net result	16.2	32.3	49.7	81.7
Special items (net of tax)	(1.4)	3.8	6.0	14.4
Net result excluding special items	14.8	36.1	55.8	96.1
Amortisation other intangibles	3.3	0.6	9.4	1.6
Fair value changes net of tax	5.4	(1.7)	7.7	1.4
Net result excluding changes in fair values, special items and amortisation intangibles	23.4	35.0	72.9	99.1

* Net financing costs
-Cash interest	(22.1)	(17.8)	(64.1)	(52.8)
-Dividend preference shares	(2.8)	(2.8)	(8.4)	(8.4)
-Non-cash interest (incl. Amortisation fees)	(2.5)	(2.8)	(7.9)	(7.2)
-Fair value changes	(5.2)	1.9	(7.1)	(0.9)
Net financing costs	(32.6)	(21.5)	(87.6)	(69.2)

OPERATIONAL RATIOS	3rd quarter		January - September
Gross contribution as a % of net sales	29.3%	29.5%	30.0%	29.8%
EBIT as a % of net sales	2.7%	4.2%	3.2%	3.8%
EBIT before special items as a % of net sales	3.6%	4.5%	3.7%	4.6%

EARNINGS PER SHARE (BASIC)	3rd quarter		January - September
	2007	2006	2007	2006
Average number of ordinary shares (x 1,000)	182,666	180,649	181,672	179,830

Per ordinary share (in euro)
Net result	€0.09	€0.18	€0.27	€0.45
Net result excluding changes in fair values, amortisation intangibles and special items	€0.13	€0.19	€0.40	€0.54

Number of shares at balance sheet date (x 1,000)			182,666	180,780

RECONCILIATION SPECIAL ITEMS / FAIR VALUE CHANGES AND AMORTISATION INTANGIBLES Q3	Reported	Special items	Amortisation intangibles	Fair value changes	Under-lying
Operating result (EBIT)	43.3	(13.6)	(3.3)	0.0	60.1
Net financing costs	(32.6)	0.0	0.0	(5.2)	(27.4)
Result before profit tax	10.6	(13.6)	(3.3)	(5.2)	32.7
Profit tax	(1.2)	4.1	0.0	(0.2)	(5.0)
Other financial results	6.7	11.0	0.0	0.0	(4.3)
Net result	16.2	1.4	(3.3)	(5.4)	23.4

CONSOLIDATED CASH FLOW STATEMENT in millions of euro	3rd quarter		January - September
	2007	2006	2007	2006
EBIT	43.3	63.6	151.2	176.2

Depreciation PP&E and amortisation intangibles	25.6	21.8	75.4	71.0
Share based employee benefits	2.3	2.0	7.0	5.5
Additions to / (release of) provisions	8.6	(2.1)	7.6	7.9
Non-cash adjustments EBIT	36.5	21.8	90.0	84.4

- (Increase) / decrease in inventories	(18.3)	(5.8)	(29.5)	(31.7)
- (Increase) / decrease in trade receivables	81.3	54.6	(35.0)	8.3
- Increase / (decrease) in trade payables	(17.7)	(88.5)	28.1	(92.2)
- (Increase) / decrease in other receivables and liabilities	37.9	(10.9)	11.1	(66.7)
(Increase) / decrease in working capital	83.1	(50.6)	(25.4)	(182.3)
Payments for defined benefit plans	(2.4)	(2.0)	(7.3)	(6.9)
Profit tax paid	(3.1)	(4.8)	(21.7)	(25.5)
Other operational payments (including restructuring)	(2.7)	(11.7)	(13.3)	(20.1)
Cash flow from operational activities	154.6	16.3	173.5	25.7

Investments in PP&E and software	(13.9)	(18.3)	(63.6)	(53.8)
Acquisitions, integration and divestments	(43.8)	(253.2)	(48.4)	(281.1)
Cash flow available for financing activities	96.9	(255.2)	61.5	(309.1)

Interest paid	(26.1)	(20.8)	(68.5)	(54.3)
Dividend Preference shares A	0.0	(0.0)	(11.2)	(11.2)
Financing fees paid	(2.6)	(4.5)	(2.6)	(4.6)
Shares issued	0.0	3.1	0.3	3.2
Dividend on ordinary shares paid	0.0	(3.4)	(21.3)	(14.9)
Payments minority shareholders	(0.3)	0.0	(62.3)	(5.0)
Change in non-current financing	(53.9)	275.5	76.6	312.9
Cash flow from financing activities	(82.8)	249.9	(89.0)	226.2

Net cash flow (change in current financing)	14.0	(5.3)	(27.5)	(83.0)

	30 September		31 December
FINANCIAL RATIOS	2007	2006	2006
Interest cover (4 quarterly rolling)
- EBITDA / cash interest	4.0	4.7	5.0
cash interest excludes dividend preference shares

Leverage ratio
- Net-interest-bearing debt / EBITDA	3.6	3.9	3.2
Net-interest-bearing debt excludes preference shares and financing fees

Solvency
- Group equity in % of total assets	35%	36%	37%
- Net-interest-bearing debt in % of group equity	92%	96%	85%

CONSOLIDATED BALANCE SHEET	30 September		31 December
in millions of euro	2007	2006	2006
Non-current assets
Goodwill	1,510.3	1,606.2	1,530.9
Other intangible assets	76.0	7.1	82.2
Property, plant & equipment and Software	316.3	365.1	324.3
Pre-paid pensions, deferred tax and other non-current assets	563.6	551.6	562.2
Total non-current assets	2,466.1	2,530.0	2,499.5
Current assets
Inventories	588.2	504.8	520.0
Trade receivable	861.2	882.6	867.1
Other receivables	221.8	242.4	218.2
Cash *	47.6	59.3	72.8
Total current assets	1,718.8	1,689.1	1,678.1

Total assets	4,184.9	4,219.1	4,177.6

Group equity
Shareholders’ equity	1,430.6	1,444.6	1,462.9
Minority interest	42.8	62.2	63.9
Group equity	1,473.4	1,506.7	1,526.8
Non-current liabilities
Preference shares and loans *	1,322.3	1,404.0	1,283.7
Deferred tax, pension obligations, derivatives and provisions	193.0	227.3	206.4
Total non-current liabilities	1,515.4	1,631.2	1,490.1
Current liabilities
Loans and bank overdrafts *	86.3	106.5	83.1
Trade payables	708.2	626.5	720.0
Other liabilities	401.7	348.1	357.5
Total current liabilities	1,196.2	1,081.1	1,160.7

Total equity and liabilities	4,184.9	4,219.1	4,177.6

Working capital	570.1	708.5	559.8
Capital employed	2,468.1	2,667.2	2,491.4
Net-interest-bearing	1,360.9	1,451.2	1,294.0

* These are components of net-interest-bearing debt

EQUITY RECONCILIATION	30 September		31 December
in millions of euro	2007	2006	2006

Shareholders’ equity per 1 January	1,463	1,450	1,450
Net result year to date	50	82	123
Dividend ordinary shares	(21)	(15)	(15)
Share issue for options exercised	1	7	6
Tax items	—	—	3
Repurchase shares CE Australia	(26)	(2)	(2)
Interest hedges	(1)	1	(1)
Actuarial gains and (losses) on pension plans	1	—	18
Share-based payments	7	5	8
Translation differences	(43)	(82)	(127)
Shareholders’ equity at the end of the reporting period	1,431	1,445	1,463

FIGURES PER DIVISION NET SALES	3rd quarter		January - September
in millions of euro	2007	2006	2007	2006
North America	738.5	784.8	2,249.1	2,418.8
Europe	311.1	220.2	946.4	671.3
Australia	207.9	193.0	597.3	550.8
ASAP Software	180.6	180.2	546.8	600.0
Printing Systems	136.6	142.6	429.7	400.4
Corporate Express	1,574.7	1,520.7	4,769.3	4,641.3

ORGANIC GROWTH OF SALES	3rd quarter		January - September
	2007	2006	2007	2006
North America	(1)%	5%	(2)%	6%
Europe	7%	6%	6%	6%
Australia	1%	3%	3%	3%
ASAP Software	29%	(1)%	24%	13%
Printing Systems	4%	21%	11%	15%
Corporate Express	5%	5%	4%	7%

Gross contribution	3rd quarter		January - September
in millions of euro	2007	2006	2007	2006
North America	238.4	262.0	736.6	816.5
Europe	104.9	68.2	314.3	203.9
Australia	65.9	58.5	191.6	171.3
ASAP Software	13.5	15.2	54.3	59.9
Printing Systems	38.5	44.5	131.9	130.7
Corporate Express	461.3	448.5	1,428.6	1,382.3

Gross contribution as a % of NET SALES	3rd quarter		January - September
	2007	2006	2007	2006
North America	32.3%	33.4%	32.8%	33.8%
Europe	33.7%	31.0%	33.2%	30.4%
Australia	31.7%	30.3%	32.1%	31.1%
ASAP Software	7.5%	8.4%	9.9%	10.0%
Printing Systems	28.2%	31.2%	30.7%	32.6%
Corporate Express	29.3%	29.5%	30.0%	29.8%

OPERATING RESULT (EBIT)	3rd quarter		January - September
in millions of euro	2007	2006	2007	2006
North America	14.1	39.3	60.8	102.0
Europe	8.9	1.8	19.6	0.8
Australia	16.4	15.3	48.5	44.1
ASAP Software	1.5	2.7	15.4	19.9
Printing Systems	8.5	5.4	21.3	12.9
Corporate	(6.0)	(0.9)	(14.4)	(3.4)
Corporate Express	43.3	63.6	151.2	176.2

OPERATING RESULT excluding special items	3rd quarter		January - September
in millions of euro	2007	2006	2007	2006
North America	24.3	42.7	78.9	132.7
Europe	12.3	2.0	24.9	4.0
Australia	16.4	15.3	48.5	44.1
ASAP Software	1.5	2.7	15.4	19.9
Printing Systems	8.5	6.9	21.2	14.4
Corporate	(6.0)	(0.9)	(12.8)	(3.4)
Corporate Express	56.9	68.7	176.0	211.7

OPERATING RESULT excluding special items as a % of NET SALES (ROS in %)	3rd quarter		January - September
	2007	2006	2007	2006
North America	3.3%	5.4%	3.5%	5.5%
Europe	3.9%	0.9%	2.6%	0.6%
Australia	7.9%	7.9%	8.1%	8.0%
ASAP Software	0.8%	1.5%	2.8%	3.3%
Printing Systems	6.2%	4.9%	4.9%	3.6%
Corporate	(0.4)%	(0.1)%	(0.3)%	(0.1)%
Corporate Express	3.6%	4.5%	3.7%	4.6%

DEPRECIATION & AMORTISATION TOTAL	3rd quarter		January - September
in millions of euro	2007	2006	2007	2006
North America	(15.0)	(14.5)	(42.8)	(48.7)
Europe	(5.4)	(2.6)	(16.3)	(7.6)
Australia	(2.5)	(2.2)	(7.4)	(6.3)
ASAP Software	(0.8)	(0.9)	(2.5)	(2.6)
Printing Systems	(1.8)	(1.6)	(5.7)	(5.5)
Corporate	(0.1)	(0.1)	(0.3)	(0.3)
Corporate Express	(25.6)	(21.8)	(74.9)	(71.0)

AVERAGE CAPITAL EMPLOYED	3rd quarter		January - September
in millions of euro	2007	2006	2007	2006
North America	541.0	572.5	551.4	565.3
Europe	193.4	134.5	192.4	127.9
Australia	79.1	72.1	78.7	68.7
ASAP Software	36.6	30.0	33.7	30.6
Printing Systems	91.5	93.6	91.9	91.5
Corporate	4.6	17.3	3.8	8.8
Corporate Express, excluding goodwill	946.2	920.0	951.8	892.8
Goodwill	1,586.6	1,462.9	1,593.4	1,459.0
Corporate Express, including goodwill	2,532.8	2,382.9	2,545.2	2,351.8

OPERATING RESULT excluding special items as a % of AVG CAP EMPLOYED (ROCE in %)	3rd quarter		January - September
	2007	2006	2007	2006
North America	18.2%	30.0%	19.3%	31.5%
Europe	30.5%	6.2%	22.3%	4.4%
Australia	84.8%	85.7%	83.7%	86.7%
ASAP Software	17.8%	35.5%	61.4%	86.5%
Printing Systems	37.1%	29.8%	30.9%	21.1%
Corporate Express, excluding goodwill	25.4%	30.1%	26.0%	31.9%
Corporate Express, including goodwill	6.8%	10.7%	7.9%	10.0%

NUMBER OF EMPLOYEES	30 September		31 December
in number of FTE’s	2007	2006	2006
North America	10,017	10,258	10,015
Europe	3,948	3,920	3,806
Australia	2,473	2,466	2,524
ASAP Software	620	590	603
Printing Systems	1,260	1,529	1,515
Corporatew	73	68	68
Corporate Express	18,392	18,831	18,529

EXCHANGE RATES	3rd quarter		January - September
Euro versus US$, average rate	1.38	1.28	1.34	1.24
Euro versus US$, end rate			1.42	1.27
Euro versus Aus$, average rate	1.62	1.68	1.64	1.66
Euro versus Aus$, end rate			1.61	1.70

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date: November 8, 2007